UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

Form 4								OMB APPROVAL OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response 0.5
☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
(Print or Type Responses)
1 .Name and Address of Reporting Person	2. Issuer Name and Ticker or Trading Symbol MPower Holding Corporation (MPWR)					6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ______Director XX 10% Owner ______Officer (give ______Other (specify title below) below) ____________________________
(Last) (First) (Middle) Gerhard, Lang H.	3. IRS Identification Number of Reporting Person, if an entity (voluntary)			4. Statement for Month/Year October 2001
(Street) 300 Drakes Landing Road, Suite 290				5. If Amendment, Date of Original (Month/Year)		7. Individual or Joint/Group Filing (Check Applicable Line) ___Form filed by One Reporting Person _XX__Form filed by More than One Reporting Person --See Note 1.
(City) (State) (Zip) Greenbrae, CA 94904	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 4)	2. Trans- action Date (Month/ Day/ Year)	3. Trans- Action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 AND 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock	10/3/01	S		3,000,000	D	$0.13	See Note 2.	D. See Note 3.
Common Stock	10/3/01	P		2,460,000	A	$0.13	See Note 2.	D & I	See Notes 4 & 6.
Common Stock	10/3/01	P		540,000	A	$0.13	See Note 2.	I	See Notes 5 & 6.
Common Stock	10/11/01	P		82,000	A	$0.224	See Note 2.	D & I	See Notes 4 & 6.
Common Stock	10/11/01	P		18,000	A	$0.224	See Note 2.	I	See Notes 5 & 6.
Common Stock	10/12/01	P		98,400	A	$0.3583	See Note 2.	D & I	See Notes 4 & 6.
Common Stock	10/12/01	P		21,600	A	$0.3583	See Note 2.	I	See Notes 5 & 6.
Common Stock	10/15/01	P		1,640,000	A	$0.27	See Note 2.	D & I	See Notes 4 & 6.
Common Stock	10/15/01	P		360,000	A	$0.27	See Note 2.	I	See Notes 5 & 6.
Common Stock	10/15/01	P		82,000	A	$0.23	See Note 2.	D & I	See Notes 4 & 6.
Common Stock	10/15/01	P		18,000	A	$0.23	See Note 2.	I	See Notes 5 & 6.

1. Title of Security (Instr. 4)	2. Trans- action Date (Month/ Day/ Year)	3. Trans- Action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 AND 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock	10/16/01	P		16,400	A	$0.28	See Note 2.	D & I	See Notes 4 & 6.
Common Stock	10/16/01	P		3,600	A	$0.28	See Note 2.	I	See Notes 5 & 6.
Common Stock	10/17/01	P		40,262	A	$0.29	See Note 2.	D & I	See Notes 4 & 6.
Common Stock	10/17/01	P		8,838	A	$0.29	See Note 2.	I	See Notes 5 & 6.
Common Stock	10/18/01	P		49,200	A	$0.33	See Note 2.	D & I	See Notes 4 & 6.
Common Stock	10/18/01	P		10,800	A	$0.33	See Note 2.	I	See Notes 5 & 6.
Common Stock	10/19/01	P		71,340	A	$0.353	See Note 2.	D & I	See Notes 4 & 6.
Common Stock	10/19/01	P		15,660	A	$0.353	See Note 2.	I	See Notes 5 & 6.
Common Stock	10/19/01	P		16,400	A	$0.32	See Note 2.	D & I	See Notes 4 & 6.
Common Stock	10/19/01	P		3,600	A	$0.32	See Note 2.	I	See Notes 5 & 6.
Common Stock	10/22/01	P		27,060	A	$0.33	See Note 2.	D & I	See Notes 4 & 6.
Common Stock	10/22/01	P		5,940	A	$0.33	See Note 2.	I	See Notes 5 & 6.
Common Stock	10/24/01	P		102,500	A	$0.27	See Note 2.	D & I	See Notes 4 & 6.
Common Stock	10/24/01	P		22,500	A	$0.27	See Note 2.	I	See Notes 5 & 6.
Common Stock	10/25/01	P		45,100	A	$0.27	See Note 2.	D & I	See Notes 4 & 6.
Common Stock	10/25/01	P		9,900	A	$0.27	See Note 2.	I	See Notes 5 & 6.
Common Stock	10/26/01	P		8,200	A	$0.27	See Note 2.	D & I	See Notes 4 & 6.
Common Stock	10/26/01	P		1,800	A	$0.27	See Note 2.	I	See Notes 5 & 6.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

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Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)	5. Number of Deriv- ative Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4, and 5)			6. Date Exer- cisable and Expiration Date (Month/Day/ Year).		7. Title and Amount of Securities Underlying Derivative Security (Inst. 4)		8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of deriv- ative Secur- ities Bene- ficially Owned at End of Month (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 5)
			Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:

(1) The reporting persons consist of (i) Lang H. Gerhard ("Gerhard"), manager of Estero Partners, LLC, sole shareholder of West Highland Capital, Inc., and a general partner of investment limited partnerships; (ii) West Highland Capital, Inc. ("WHC"), a registered investment adviser and general partner of investment limited partnerships; (iii) Estero Partners, LLC ("Estero"), a general partner of investment limited partnerships, and (iv) West Highland Partners, L.P. ("WHP"), an investment limited partnership of which Gerhard, WHC and Estero are the general partners. Gerhard, WHC and Estero constitute a group as defined by Rule 13d-5(b)(i) and Rule 16a-1(a)(1) under the Exchange Act. WHP is filing jointly and disclaims membership in a group.

(2) On October 31, 2001, Gerhard owned 0 shares directly and 17,890,000 shares indirectly, WHP owned 13,924,248 shares directly, Estero owned 16,596,227 shares indirectly, and WHC owned 17,890,000 shares indirectly.

(3) These securities were owned directly by Gerhard.

(4) These securities are owned directly by WHP and indirectly by WHC, Estero and Gerhard.

(5) These securities are owned by an advisory client of WHC, or an investment limited partnership (other than WHP) of which WHC, Estero and Gerhard are the general partners.

(6) Each reporting person disclaims beneficial ownership of the securities with respect to which indirect beneficial ownership is reported, except to the extent of its pro rata pecuniary interest therein.

Lang H. Gerhard 11/10/01

By: West Highland Capital, Inc.

Attorney-in-fact

By: /s/ Bonnie George

Bonnie George, Chief Operating Officer

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
See Instruction 6 for procedure.

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Joint Filer Information

Name: West Highland Capital, Inc.

Address: 300 Drakes Landing Road, Suite 290, Greenbrae, CA 94904

Designated Filer: Lang H. Gerhard

Issuer and Ticker Symbol: MPower Holding Corporation (MPWR)

Statement for Month/Year: October 2001

Signature: West Highland Capital, Inc.

By: /s/ Bonnie George

Chief Operating Officer

Name: Estero Partners, LLC

Address: 300 Drakes Landing Road, Suite 290, Greenbrae, CA 94904

Designated Filer: Lang H. Gerhard

Issuer and Ticker Symbol: MPower Holding Corporation (MPWR)

Statement for Month/Year: October 2001

Signature: Estero Partners, LLC

By: West Highland Capital, Inc., Attorney-in-Fact

By: /s/ Bonnie George

Chief Operating Officer

Name: West Highland Partners, L.P.

Address: 300 Drakes Landing Road, Suite 290, Greenbrae, CA 94904

Designated Filer: Lang H. Gerhard

Issuer and Ticker Symbol: MPower Holding Corporation (MPWR)

Statement for Month/Year: October 2001

Signature: West Highland Partners, L.P.

By: West Highland Capital, Inc., General Partner

By: /s/ Bonnie George

Chief Operating Officer